Contact

www.linkedin.com/in/elizabeth-roney-15133536 (LinkedIn)

Elizabeth Roney

Clothing Designer at Liz Alig

Indianapolis, Indiana, United States

Experience

Liz Alig

Clothing Designer

May 2009 - Present (14 years 5 months)